Exhibit 99.1

Shanda Games Limited Enters into Amended and Restated Merger Agreement

For Going Private Transaction

HONG KONG, September 24, 2015 -- Shanda Games Limited (NASDAQ: GAME) (“Shanda Games” or the “Company”), a leading online game developer, operator and publisher in China, announced that it entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) with Capitalhold Limited (“Parent”) and Capitalcorp Limited, a wholly owned subsidiary of Parent (“Merger Sub”) on September 23, 2015. The Amended and Restated Merger Agreement amends and restates in its entirety the Agreement and Plan of Merger, dated as of April 3, 2015, by and among Parent, Merger Sub and the Company (the “Original Merger Agreement”).

Under the terms of the Amended and Restated Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the Amended and Restated Merger Agreement, Parent, Merger Sub and the Company agreed, among other things, to extend the “Termination Date”, as defined in Section 8.02(a) of the Original Merger Agreement, to December 31, 2015.

Additional Information about the Transactions

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the Amended and Restated Merger Agreement, which will include as an exhibit thereto the Amended and Restated Merger Agreement. All parties desiring details regarding the Merger and the transactions contemplated by the Amended and Restated Merger Agreement are urged to review these documents, which are available at the SEC’s website (http://www.sec.gov).

Cautionary Statement concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders, the possibility that competing offers will be made, the possibility that various closing conditions to the Merger may not be satisfied or waived and other risks and uncertainties discussed in the Company’s filings with the SEC, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company in connection with the Merger. Shanda Games does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited

Stefanie Guo, Investor Relations

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com